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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH. D.C. 354 SECTION

SEC FILE NUMBER
8-51850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STC, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Saliba — 312/780-1501
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger
(Name — *if individual, state last, first, middle name*)

401 S. LaSalle Street	Chicago	Illinois	60605
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vt 3-22-02

OATH OR AFFIRMATION

I, Anthony Saliba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STC, LLC, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
VALERIE VARNEY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/21/2003

Notary Public

Signature

MEMBER

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STC, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

To the Members of
STC, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of STC, LLC as of December 31, 2001, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STC, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 11-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R Steger

February 23, 2002

STC, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 77,079
Due from clearing organization	8,187,648
Accounts receivable	2,100
Commissions receivable	38,221
Interest and dividends receivable	13,635
Securities owned, at market	5,266,001
Property and equipment, net of accumulated depreciation of $(1,112,149)	1,170,258
Organizational costs, net of amorization of $16,128	15,169
JBO preferred stock	10,000
Other assets	351
Total assets	$ 14,780,462

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 263,074
Securities sold, not yet purchased, at market	12,224,851
Total liabilities	12,487,925
Members' equity	2,292,537
Total liabilities and members' equity	$ 14,780,462

See notes to financial statements.